Exhibit 99.1

ALPHA TAU MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

U.S. DOLLARS IN THOUSANDS

UNAUDITED

ALPHA TAU MEDICAL LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31, 2025	June 30, 2026 (unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$12,202	$22,993
Short-term deposits		60,924	77,646
Restricted deposits		3,777	4,133
Prepaid expenses and other receivables		1,395	2,059

Total current assets		78,298	106,831

LONG-TERM ASSETS:
Long-term prepaid expenses		479	525
Property and equipment, net		19,661	19,127
Operating lease right-of-use assets	3	7,214	7,767

Total long-term assets		27,354	27,419

Total assets		$105,652	$134,250

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31, 2025	June 30, 2026 (unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$3,868	$3,165
Other payables and accrued expenses		5,508	5,151
Current maturities of operating lease liabilities	3	1,131	1,316

Total current liabilities		10,507	9,632

LONG-TERM LIABILITIES:
Long-term loan	4	6,352	6,804
Warrants liability	5	5,354	47,537
Operating lease liabilities	3	6,243	7,032
Deferred revenue	12	-	18,878
Deferred tax liability		97	312

Total long-term liabilities		18,046	80,563

Total liabilities		28,553	90,195

COMMITMENTS AND CONTINGENCIES	7

SHAREHOLDERS’ EQUITY:	8
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2025 and June 30, 2026; Issued and outstanding: 88,009,737 and 92,332,873 shares as of December 31, 2025 and June 30, 2026, respectively		-	-
Additional paid-in capital		267,235	302,943
Accumulated deficit		(190,136)	(258,888)

Total shareholders’ equity		77,099	44,055

Total liabilities and shareholders’ equity		$105,652	$134,250

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2025	2026
		Unaudited
Research and development, net		$14,182	$20,882

Marketing expenses		918	552

General and administrative		3,856	5,661

Total operating loss		18,956	27,095

Financial expenses (income), net	9	(315)	41,439

Loss before taxes on income		18,641	68,534

Tax on income		164	218

Net loss		18,805	68,752

Net loss per share, basic and diluted		$(0.25)	$(0.76)

Weighted-average shares used in computing net loss per share, basic and diluted		75,452,040	90,330,053

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

			Additional		Total
	Ordinary shares		paid-in	Accumulated	shareholders’
	Shares	Amount	capital	deficit	equity
Balances as of December 31, 2024	70,380,570	$-	$210,175	$(147,509)	$62,666

Issuance of Ordinary shares	14,336,323	-	37,431	-	37,431
Vesting of RSUs	326,306	-	-	-	-
Share-based compensation	-	-	5,331	-	5,331
Net loss	-	-	-	(18,805)	(18,805)

Balances as of June 30, 2025 (unaudited)	85,043,199	$-	$252,937	$(166,314)	$86,623

			Additional		Total
	Ordinary shares		paid-in	Accumulated	shareholders’
	Shares	Amount	capital	deficit	equity
Balances as of December 31, 2025	88,009,737	$-	$267,235	$(190,136)	$77,099

Issuance of Ordinary shares	3,111,059	-	26,122	-	26,122
Exercise of options	902,512	-	2,886	-	2,886
Vesting of RSUs	309,565	-	-	-	-
Share-based compensation	-	-	6,700	-	6,700
Net loss	-	-	-	(68,752)	(68,752)

Balances as of June 30, 2026 (unaudited)	92,332,873	$-	$302,943	$(258,888)	$44,055

The accompanying notes are an integral part of the consolidated unaudited financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2025	2026
	Unaudited
Cash flows from operating activities:

Net loss	$(18,805)	$(68,752)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	533	968
Share-based compensation	5,331	6,700
Non-cash financial expense (income), net	(991)	412
Increase in prepaid expenses and other receivables	(1,151)	(664)
Increase in long-term prepaid expenses	(31)	(46)
Decrease in trade payables	(1,134)	(703)
Increase (decrease) in other payables and accrued expenses	546	(357)
Increase in deferred revenue	-	18,878
Increase in deferred tax liability	160	215
Change in the fair value of warrants liability	443	42,183
Change in operating lease liabilities	90	29
Change in operating lease right-of-use assets	397	392

Net cash used in operating activities	(14,612)	(745)

Cash flows from investing activities:

Investment in short-term deposits	(32,962)	(82,064)
Investment in restricted deposits	-	(48)
Proceeds from short-term deposits	11,977	65,172
Purchase of property and equipment	(3,209)	(434)

Net cash used in investing activities	(24,194)	(17,374)

Cash flows from financing activities:

Proceeds from exercise of options	-	2,886
Proceeds from issuance of Ordinary shares, net	36,756	26,122

Net cash provided by financing activities	36,756	29,008

Effect of exchange rate changes on cash and cash equivalents	29	(98)

Increase (decrease) in cash and cash equivalents	(2,021)	10,791
Cash and cash equivalents at beginning of period	13,724	12,202

Cash and cash equivalents at end of period	$11,703	$22,993

Supplemental disclosures of cash flow information:

Cash paid during the period for income tax	$4	$16
Cash paid during the period for interest	$137	$169

Supplemental disclosure of noncash investing and financing activities:

Operating lease liabilities arising from obtaining right of use assets	$216	$945
Purchases of property, plant and equipment in exchange for Ordinary shares	$675	$-

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Company description:

Alpha Tau Medical Ltd. (“the Company”) is an Israeli clinical-stage oncology therapeutics company that focuses on research, development and commercialization of Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) for the treatment of solid cancer. The Company was established in November 2015 and began its operations in January 2016, and shortly thereafter acquired the full rights to the Alpha DaRT technology from Althera Medical Ltd., (“Althera”), developed in 2003 at Tel Aviv University.

In August 2017 the Company established a fully owned subsidiary in the United States - “Alpha Tau Medical Inc.” (“ATM Inc”). ATM Inc began its activity in August 2018.

In January 2018 the Company established a subsidiary in Japan “Alpha Tau Medical KK” (hereafter: ATM KK). ATM KK began its activity in January 2018. Since July 2019, the Company holds 100% of ATM KK.

In July 2019, the Company established a fully owned subsidiary in Canada “Alpha Tau Medical Canada Inc.” (hereafter: ATM Canada Inc). ATM Canada Inc began its activity in March 2020.

The Company began trading on the Nasdaq Capital Market on March 8, 2022, following the completion of its merger with Healthcare Capital Corp (“HCCC”), a special purpose acquisition company. HCCC was dissolved in July 2022.

b.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent on future events, including, among other things, its ability to secure financing; obtain further marketing approvals from regulatory authorities; access potential markets; and build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

The Company expects to continue to incur substantial losses over the next several years during its clinical development phase. To fully execute its business plan, the Company will need to complete registrational clinical studies and certain development activities as well as manufacture the required clinical and commercial products in its manufacturing plants. Further, the Company will seek further regulatory approvals prior to commercialization and the Company will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company.

As of June 30, 2026, the Company had cash, cash equivalents, short-term deposits and restricted deposits of $104,772. During the six months period ended June 30, 2026, the Company incurred a net loss of $68,752 and had negative cash flows from operating activities of $745. In addition, the Company had an accumulated deficit of $258,888 on June 30, 2026. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements for at least the next two years.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited consolidated financial statements:

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for financial information. In the opinion of management, the unaudited consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2025.

The significant accounting policies disclosed in the Company’s audited 2025 consolidated financial statements and notes thereto have been applied consistently to these unaudited consolidated financial statements. Results for the six-month period ended June 30, 2026 are not necessarily indicative of results that may be expected for the year ending December 31, 2026.

b.	Use of estimates for the preparation of financial statements:

The preparation of the unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates estimates, including those related to fair values of warrants, fair values of share-based awards, deferred taxes, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

c.	Ordinary share warrants classification and measurement:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, are indexed to the Company’s own shares and whether the warrants are eligible for equity classification under ASC 815-40. This assessment is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all the criteria for equity classification, are required to be recorded as a component of additional paid-in capital. Warrants that do not meet all the criteria for equity classification, are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value through earnings at each balance sheet date thereafter.

The Company has classified the Public and Private Warrants assumed during the Merger (see also note 5) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2025 and June 30, 2026, the Company has 3,237,000 warrants classified as equity.

In addition, as of both December 31, 2025 and June 30, 2026, the Company has 13,605,561 Public Warrants and 2,142,000 Private Warrants, which are classified as a liability.

d.	Fair value of financial instruments:

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist among others of cash equivalents, short-term deposits, restricted deposits, and other receivables, trade payables, and other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short-term maturities. The Company considers public warrant liabilities to be Level 1 and private warrants are measured at fair value using Level 3 inputs. The estimated fair value of the Company’s long-term loan approximated its carrying amount as of June 30, 2026.

e.	Recently issued accounting pronouncements not yet adopted:

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- LEASE

The Company has entered into non-cancelable lease agreements for its offices and motor vehicles with lease periods expiring at various dates through October 2036.

The components of operating lease costs were as follows:

	Six months ended June 30,
	2025	2026
	Unaudited
Operating lease cost	$580	$624
Variable lease cost	43	60

Total net lease costs	$623	$684

Supplemental balance sheet information related to operating leases is as follows:

	As of
	December 31, 2025	June 30, 2026 Unaudited
Weighted average remaining lease term (in years)	8.99	8.54
Weighted average discount rate	5.86%	5.88%

Minimum lease payments under non-cancelable lease agreements as of June 30, 2026, were as follows:

Operating leases
Unaudited
2026	$688
2027	1,399
2028	1,246
2029	1,144
2030	1,133
2031 and thereafter	5,249

Total undiscounted lease payments	10,859
Less: imputed interest	(2,511)

Present value of lease liabilities	$8,348

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: - LONG-TERM LOAN

In connection with financing the acquisition of a long-term leasehold on a plot of land in the Har Hotzvim Industrial Park in Jerusalem, the Company entered into agreements with Bank Leumi Le-Israel BM (the “Lender”), for: 1) a letter of credit in the amount of approximately NIS 7,904 thousand ($2,054) to the benefit of the Israel Land Authority in September 2023, and 2) a long-term loan in the amount of approximately NIS 20,263 thousand ($5,248) in October 2023. Both instruments are denominated in NIS and secured by deposits that the Company maintains at the Lender.

Following an extension of the long-term loan agreed with the Lender, the long-term loan matures in a bullet payment due in January 2028, subject to any extensions as may be agreed with the Lender, and bears monthly interest at a spread of 0.39% below the NIS prime rate in Israel, which is 1.50% above the Bank of Israel lending rate.

The Company chose to use these financing instruments to close the acquisition of the long-term leasehold, pending its exploration of comprehensive long-term financing alternatives for the development of the land into a larger headquarters for the Company.

The Company recorded interest expenses of $156 and $169 for the six months ended June 30, 2025, and 2026, respectively. Currency exchange expense was $453 and $452 for the six months ended June 30, 2025, and 2026, respectively.

NOTE 5:- WARRANTS LIABILITY

In March 2022, in conjunction with the merger with HCCC (see note 1), the Company issued 13,749,984 warrants to the public shareholders of HCCC (the “Public Warrants”) and 2,142,000 warrants to the sponsor of HCCC (the “Private Warrants”) in exchange for the surrender and cancellation of an identical number of warrants exercisable into common stock of HCCC. The Public Warrants and the Private Warrants may each be exercised into Ordinary shares of the Company within 5 years of the grant date, at an exercise price of $11.50, and are subject to certain redemption provisions at the Company’s option.

As of June 30, 2026, a total of 144,423 Public Warrants were exercised in previous years into 144,423 ordinary shares of the Company.

As of June 30, 2026, a total of 13,605,561 Public Warrants and 2,142,000 Private Warrants are outstanding.

Public Warrants

Each whole warrant will entitle the registered holder to purchase one Ordinary share. No fractional warrants will be issued and only whole warrants will trade. No warrant will be exercisable and the Company will not be obligated to issue an Ordinary share upon exercise of a warrant unless the Ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event is the Company required to net cash settle any warrant. During any period if the Company has failed to maintain an effective registration statement, warrant holders will be able to, until such time there is an effective registration statement, exercise their warrants on a “cashless basis.”

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:- WARRANTS LIABILITY (Cont.)

Once the warrants become exercisable, the Company may call the warrants for redemption:

●	In whole and not in part;

●	At a price of $0.01 per warrant;

●	Upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	If, and only if, the closing price of the Ordinary shares equals or exceeds $18.00 per share (subject to standard adjustments) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

If the Company calls the warrants for redemption for cash the Company’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” If the Company’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of Ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Private Warrants

Except as described below, the Private Warrants have terms and provisions that are identical to those of the Public Warrants.

The Private Warrants will not be redeemable by the combined company so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Warrants on a cashless basis. If the Private Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by the combined company and exercisable by such holders on the same basis as the Public Warrants. If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares of Ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of the Ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice our warrant exercise is sent to the warrant agent.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and June 30, 2026 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2025
	Level 1	Level 2	Level 3
Warrants Liability – Public Warrants	$4,626	$-	$-
Warrants Liability – Private Warrants	-	-	728

Total	$4,626	$-	$728

	June 30, 2026
	Level 1	Level 2	Level 3
	(Unaudited)
Warrants Liability – Public Warrants	$40,137	$-	$-
Warrants Liability – Private Warrants	-	-	7,400

Total	$40,137	$-	$7,400

The fair value of the Public Warrants is determined with reference to the prevailing market price for warrants that are trading on Nasdaq under the ticker DRTSW.

As of December 31, 2025, the Company applied the market approach to determine fair value, using quoted prices of the Public Warrants as of the balance sheet date. As of June 30, 2026, in light of the increase in the trading price of the Company’s ordinary shares in excess of the $11.50 strike price of the Public and Private Warrants, the Private Warrants were valued using a blend of the Public Warrant prevailing market price and a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. As part of the inputs used in the Black-Scholes model to determine the fair value of the Private Warrants, the expected volatility of the Ordinary Shares was estimated based on the historical volatility of the Company’s publicly traded Ordinary Shares.

The following table provides the inputs used for Level 3 fair value measurements:

June 30, 2026

Expected term (years)	0.68
Expected volatility	83.77%
Risk-free interest rate	3.97%
Expected dividend yield	0%
Fair value of Ordinary share	$12.58
Exercise price	$11.50

The following table presents the changes in the fair value of Level 3 Private Warrants liability:

	December 31, 2025	June 30, 2026 (unaudited)
Fair value at beginning of the period	$481	$728
Change in fair value	247	6,672

Fair value at end of the period	$728	$7,400

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	A guarantee in the amount of $4,133 was issued by a bank to secure rent payments.

b.	The Company has received royalty-bearing grants from the IIA to finance its research and development programs in Israel, through which the Company received IIA participation payments in the aggregate amount of $5,533 through June 30, 2026. If income is generated from a funded research program, the Company is committed to pay royalties at a rate of 3% of future revenue arising from such research program, and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved until December 31, 2023, the maximum to be repaid is 100% plus interest at LIBOR, and from January 1, 2024, the 12 month Term SOFR interest).

In addition, under the intellectual property purchase agreement with Althera, the Company assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty-bearing grants received by Althera (plus accrued interest). The Company’s total contingent liability to the IIA at June 30, 2026, including royalty-bearing grants received by the Company, grants assumed from Althera and the associated interest accrued on all such grants, was $7,807.

c.	Under the February 2, 2016 intellectual property purchase agreement with Althera, the Company is obligated to pay Althera a fixed rate of 2% (plus VAT) of Company’s future gross revenues (as defined in the agreement) that are derived from the purchased intellectual property, up to a maximum amount of $1,500 (plus VAT), in the aggregate, with the potential to set off against certain payments made by the Company to the IIA.

d.	The Company also entered into intellectual property agreements with Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University (“Ramot”) on April 21, 2016 and July 14, 2016, all as amended on May 5, 2019, pursuant to which the Company is obligated to pay Ramot a fixed royalty of 2.5% on net sales of all of the Company’s products (as defined in the agreement) by the Company and its affiliates, with no set maximum. The royalty will be payable as of the first commercial sale (as defined in the agreement), until the later of: 15 years; or until the last to expire of the patents or patent applications from research developed at Tel Aviv University and assigned to the Company, on a country-by-country, product-by-product basis. The Company is also obligated to pay a 7% royalty (and in no event less than 0.65% of the net sales of Company products sold by the Company’s licensees in a given year) on any royalties or revenues received by the Company from its licensees.

e.	Under an Operations Partner Agreement between the Company and services provider HekaBio K.K. of May 21, 2019, the Company makes certain payments to HekaBio K.K. in exchange for consulting and administrative services in Japan, as well as payments upon the achievement of certain clinical and regulatory milestones. In February 2026, on the basis of a clinical trial completed in Japan as well as data collected elsewhere in the world, the Company received shonin pre-market approval of Alpha DaRT for use in patients with unresectable locally advanced or locally recurrent head & neck cancer, from Japan’s Ministry of Health, Labour and Welfare. As part of the approval, the Company must conduct a post-market surveillance (PMS) study enrolling 66 patients in total at five selected leading clinical centers in Japan. In March 2026, the Company entered into a commercial agreement with HekaBio K.K. related to the distribution of the Alpha DaRT in Japan, providing for terms related to the roles and responsibilities of each party as well as defining a split of potential revenues and liabilities, with a focus on treating patients under the pre-market approval in the context of the PMS study. The agreement can be terminated with 90 days’ notice.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	On November 18, 2018 and July 29, 2019, the Company entered into research and license agreements with BGN Technologies, the technology transfer company of Ben Gurion University (“BGN”), further amended on May 12, 2021, wherein the Company will wholly own any intellectual property that is developed jointly by Ben Gurion University and others (including the Company), and BGN will receive 0.75% royalties on all sales of the Company’s alpha radiation products, net of certain deductions and irrespective of the intellectual property underlying such sales, or 1.5% royalties on sales of products that contain intellectual property owned by Ben Gurion University, net of certain deductions. BGN will receive 4% of license revenues (as defined in the agreements) that relate to jointly developed intellectual property, and 8% of license revenues that relate to intellectual property developed solely by Ben Gurion University. The parties also agreed that the Company will continue to conduct research at Ben Gurion University for as long as the researchers wish to, and the parties have agreed on a research budget in good faith.

g.	On December 1, 2020, the Company entered into a clinical trial agreement with Cambridge University Hospitals NHS Trust, wherein Cambridge will receive 5% of any marginal increase in the Company’s net sales (all as defined in the agreement) generated on account of any patent or patent claim granted from the research performed in such trial, and 2% of the Company’s net sales (minus the aforementioned marginal increase payment) received for the treatment of Squamous Cell Carcinoma of the vulva, for three years from the date of first sale, world-wide.

h.	On August 16, 2022, the Company entered into a collaboration agreement with MIM Software, Inc. (“MIM”) to provide treatment planning software for clinical sites using the Alpha DaRT therapy. Under the terms of the agreement, the parties will collaborate on the use of MIM’s software suite, including MIM Symphony® and MIMcloud®, for development of new features and support for the Alpha DaRT across multiple potential indications, integration into all clinical trials involving the Alpha DaRT, and bundling the MIM software with the Alpha DaRT for future commercial sales in territories where the Alpha DaRT and MIM’s software are both approved. The agreement contemplates certain payments to MIM to be agreed between the parties upon initiating certain workstreams, as well as payments to MIM upon commercial sale of the Alpha DaRT bundled with MIM’s software products.

i.	On April 24, 2025, the Company entered into a Strategic IR/PR Services Agreement (the “Agreement”) with Oramed Ltd. (“Oramed”), a related party, pursuant to which Oramed was engaged on a non-exclusive basis to provide the Company with comprehensive strategic investor relations and public relations management services in territories including the United States, Israel and South Korea.

As consideration for the services under the Agreement, the Company agreed to pay Oramed $3,000, consisting of a $500 upfront payment and five semiannual installments of $500 each. The Company also agreed to issue warrants to Oramed as detailed below in Note 8b.

j.	On June 2, 2026, the Company, together with ATM Inc., entered into a collaboration agreement and a supply agreement with Tolmar International Ltd. (“Tolmar”) (together the “Tolmar Agreements”). Pursuant to the Tolmar Agreements, the Company granted Tolmar exclusive U.S. commercialization rights for Alpha DaRT for prostate cancer.

The Company granted Tolmar an option to expand into bladder cancer, subject to additional terms and payments, including a $5,000 payment to Alpha Tau to be used for expanding the Company’s manufacturing capabilities for Alpha DaRT, as well as a further securities purchase as described further in Note 8. The Company also granted Tolmar the right to negotiate commercial rights in certain geographies in Central America and South America and to negotiate commercial rights to certain new products developed by the Company. Unless terminated earlier, the Tolmar Agreements will expire in 20 years following the first commercial sale of Alpha DaRT for prostate cancer in the U.S., subject to the terms and conditions of the Collaboration Agreement. For more information, see Note 12.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- SHAREHOLDERS’ EQUITY

a.	Share capital:

Ordinary shares rights

The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

Issuance of Ordinary shares

In April 2025, the Company entered into a share purchase agreement with Oramed for the sale by the Company of 14,110,121 of its Ordinary shares, no par value per share, in a registered direct offering, at a purchase price of $2.612 per share. The Company received net proceeds of approximately $36,756, after deducting transaction costs payable by the Company in the amount of $100.

In December 2025, the Company entered into a share purchase agreement with certain investors, pursuant to which the Company issued and sold 2,255,156 Ordinary shares at a price of $3.88 per share, which was the closing share price immediately preceding the agreement, resulting in net proceeds of $8,740. Transaction costs were immaterial.

In January 2026, the Company entered into a share purchase agreement pursuant to which it issued and sold 1,443,002 Ordinary shares for aggregate gross proceeds of $10,000, reflecting a price of $6.93 per share, which was the closing share price immediately preceding the agreement. Transaction costs were immaterial.

On June 2, 2026, concurrent with the execution of the Tolmar Agreements, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Tolmar for the sale by the Company of 1,668,057 of its ordinary shares, no par value per share (the “Ordinary Shares”), in a private placement (the “Private Placement”), at a purchase price of $11.99 per Ordinary Share, a 25% premium to the 30-trading day volume-weighted average price (“VWAP”) of the Company’s Ordinary Shares ending the trading day prior to the entry into the Purchase Agreement. The Purchase Agreement also contains provisions for Tolmar, upon exercise of the option in the Tolmar Agreements to expand into bladder cancer, to purchase an amount of Ordinary Shares equivalent to $5,000 at a price per Ordinary

Share equal to a 25% premium to the then-prevailing 30-trading day VWAP. The Company received gross proceeds of $20,000 from the Private Placement, and transaction costs were immaterial.

b.	Share option plans:

The Company has authorized through its 2021 Share Incentive Plan (the “Plan”), an available pool of ordinary shares of the Company from which to grant options, RSUs or other equity compensation to officers, directors, advisors, management and other key employees of up to 27,315,022 Ordinary shares as of June 30, 2026. The equity compensation granted generally has a four-year vesting period and expires ten years after the date of grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant.

As of June 30, 2026, 13,069,670 of the Company’s Ordinary shares are available for future grants.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the status of options under the Plan as of June 30, 2026 and changes during the relevant period ended on that date is presented below:

	Six months ended June 30, 2026 (unaudited)
	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)
Outstanding at beginning of period	16,746,951	$4.41	$22,630	6.46
Granted	1,471,035	$6.65
Exercised	(902,512)	$3.20
Forfeited	(411,739)	$4.51

Outstanding at end of period	16,903,735	$4.67	$133,756	6.53

Exercisable options	12,943,952	$4.81	$100,547	5.88

A summary of the status of RSUs under the Plan as of June 30, 2026 and changes during the relevant period ended on that date is presented below:

	Number of RSUs	Weighted- average grant date fair value per share
Unvested at December 31, 2025	747,506	$3.16
Granted	419,953	$5.29
Vested	(309,565)	$4.41
Forfeited	(47,729)	$3.05

Unvested at June 30, 2026	810,165	$3.79

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the six months ended June 30, 2025 and 2026, was comprised as follows:

	Six months ended June 30,
	2025	2026
	Unaudited
Research and development	$3,194	$4,304
Marketing expenses	427	65
General and administrative	1,710	2,331

Total share-based compensation expense	$5,331	$6,700

As of June 30, 2026, there were unrecognized compensation costs of $13,949, which are expected to be recognized over a weighted average period of approximately 2.5 years.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- SHAREHOLDERS’ EQUITY (Cont.)

Stock-based compensation to non-employees

In June 2025, as consideration for the services under the Agreement detailed in note 7i, the Company issued to Oramed a warrant to purchase 2,390,000 Ordinary shares of the Company at an exercise price of $3.90 as well as a warrant to purchase 847,000 Ordinary shares of the Company at an exercise price of $3.474. The warrants are exercisable immediately and will expire on October 24, 2027.

The total compensation cost related to the warrants amounts to $2,780 and is recognized over the contractual term of the warrants. For the period ended June 30, 2025 and 2026, the Company recognized compensation expense of $42 and $481, respectively.

In June 2025, the Company entered into an agreement with a contractor involved in the construction of its Hudson, NH facility. As a partial consideration for its services, the Company issued to the contractor 226,202 of its Ordinary shares, no par value per share. The Company recognized an increase to additional paid-in capital of $675 in exchange for the services provided.

NOTE 9:- FINANCIAL EXPENSES (INCOME), NET

	Six months ended June 30,
	2025	2026
	Unaudited
Financial expenses:

Interest on loan	$156	$169
Foreign currency translation loss	902	957
Remeasurement of warrants	443	42,183
Others	32	17

Total financial expenses	1,533	43,326

Financial income:

Interest from deposits	1,848	1,887

Total financial income	1,848	1,887

Financial expenses (income), net	$(315)	$41,439

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary share:

	Six months ended June 30,
	2025	2026
	Unaudited
Numerator:
Net loss	$18,805	68,752
Denominator:
Weighted-average shares used in computing net loss per Ordinary share, basic and diluted	75,452,040	90,330,053

Net loss per Ordinary share, basic and diluted	$0.25	$0.76

For the six months ended June 30, 2025 and 2026, all outstanding options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. As of June 30, 2025, and 2026 the total number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 36,905,597 and 36,698,461, respectively.

NOTE 11: - REPORTING SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates as a single operating segment, with its Chief Executive Officer acting as the Chief Operating Decision Maker (CODM). The CODM regularly reviews the financial information on a consolidated basis and evaluates the segment’s performance based on its operating loss, as reported in the consolidated statement of operations. This financial metric is used to assess overall business performance and support resource allocation decisions.

The following table presents information about the significant expenses regularly provided to the Company’s CODM and included in the reported measure of segment loss for the periods ended June 30, 2025 and 2026:

	Six months ended June 30,
	2025	2026
	Unaudited
Significant and other segment expenses:
Salaries and related benefits, including SBC	$11,596	$14,520
Clinical trials, subcontractors and materials, net	3,431	6,750
Professional, legal and marketing expenses	1,678	2,559
Other segment items [1]	2,251	3,266
Financial expenses (income), net	(315)	41,439
Tax on income	164	218

Segment net loss	$18,805	$68,752

[1]	Other segment items included in segment net loss primarily includes rent and related, depreciation and travel expenses.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- STRATEGIC COLLABORATION, SUPPLY AND SECURITIES PURCHASE AGREEMENTS WITH TOLMAR

In June 2026, the Company entered into a collaboration agreement, a securities purchase agreement and a supply agreement with Tolmar International Ltd. (“Tolmar”) (together the “Tolmar Agreements” or the “Agreements”). Pursuant to the Tolmar Agreements, the Company granted Tolmar exclusive U.S. commercialization rights for Alpha DaRT for prostate cancer (the “Product”). Tolmar will use commercially reasonable efforts to commercialize Alpha DaRT in accordance with a commercialization plan and the terms of the Tolmar Agreements. Under the Agreements, the Company is obligated to continue the research and development of the Product and to use commercially reasonable efforts to obtain all necessary regulatory approvals required to sell and market the Product in the United States in at least one prostate cancer indication. The parties shall also establish a joint steering committee to oversee the activities of the parties pursuant to the Agreements. The initial term of the Agreements is 20 years following the first commercial sale of the Product in the United States.

In conjunction with the collaboration agreement, the Company and Tolmar also entered into a supply agreement, under which the Company has agreed to supply all of the commercial supply of the Product, subject to certain conditions. The supply agreement continues until the expiration or early termination of the Agreements. Under the terms of the Agreements, the Company retains all intellectual property rights for the Product, including all clinical data, regulatory filings and marketing approvals, which are held by the Company in its own name, and the Company will be the sole manufacturer of the Product. Tolmar will pay the Company a supply price equal to 60% of the net sales of the Product, subject to certain adjustments. The Company is also obligated to construct or otherwise secure manufacturing capacity for the Product, which capacity will be owned and operated by the Company.

Both parties may terminate the Tolmar Agreements (a) for the other party’s material breach, insolvency, or safety concerns, subject to a customary notice and cure period or (b) if the Company is unable to secure rights to intellectual property of a third party that is necessary for the exploitation of the Product as contemplated under the Agreements. Tolmar has the right to terminate the Agreements without cause at any time with prior written notice to the Company. The Company has the right to terminate the Agreements if Tolmar (a) is acquired by an entity that has certain competing products, subject to certain cure provisions, (b) challenges the intellectual property rights granted to Tolmar or (c) violates applicable laws. In the event of termination, the exclusive rights granted will revert to the Company, and the Company may grant exclusive rights to other parties within the United States. Amounts paid to the Company under the Agreements are non-refundable.

The Agreements also include an option, held by Tolmar, to expand into bladder cancer, subject to additional terms and payments, including a $5,000 payment as well as a further securities purchase at a premium to the market price of the Company’s ordinary shares then prevailing.

Under the Agreements, Tolmar paid the Company a non-refundable upfront payment of $15,000, which is designated toward the construction of manufacturing capacity. Tolmar also paid the Company $20,000 for the issuance of equity securities, at a 25% premium to the 30-trading day volume-weighted average price of the Company’s ordinary shares. The excess of the consideration received over the fair value of the shares issued, in the amount of $3,878, represents consideration under the Agreements and was recorded as a contract liability. In addition, Tolmar shall pay the Company up to an aggregate of $96,500 in clinical and regulatory milestone payments for the first prostate cancer indication, commercial milestone payments of up to an aggregate of $65,000, and further milestone payments in respect of bladder cancer if the option described above is exercised.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- STRATEGIC COLLABORATION, SUPPLY AND SECURITIES PURCHASE AGREEMENTS WITH TOLMAR (Cont.)

The Company evaluated the Agreements and determined that the Agreements are a contract with a customer within the scope of ASC 606 and include a single combined performance obligation. The transaction price includes fixed consideration and variable consideration in the form of milestone payments. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty is subsequently resolved. The Company assessed each milestone payment and concluded that, other than one clinical milestone payment of $20,000, the achievement of which is substantially within the Company’s control, it is not probable that a significant reversal in the amount of cumulative revenue recognized will not occur, and the remaining milestone payments are therefore fully constrained and excluded from the transaction price. Accordingly, as of June 30, 2026 the Company estimated the transaction price at $38,878, comprising the non-refundable upfront payment of $15,000, the excess over fair value paid for the Company’s equity securities of $3,878 and the unconstrained milestone payment of $20,000.

As of June 30, 2026, no revenue had been recognized in respect of the Agreements, as the Company had not made any progress toward satisfying the combined performance obligation. No units of the Product may be supplied, marketed or sold prior to receipt of marketing approval from the U.S. Food and Drug Administration. As such, the Company recorded the consideration received of $18,878, comprising the upfront payment and the excess over fair value paid for the Company’s equity securities, as deferred revenue.

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